EXHIBIT 12.1

THE WARNACO GROUP, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2005	2004
	(As Restated)
Interest expense	$18.1	$19.8
Capitalized interest	1.1	—
Interest on operating leases	17.7	15.0
Total fixed charges	$36.9	$34.8
Pre-tax income (loss) from continuing operations	$78.8	$78.5
Fixed charges	36.9	34.8
Less: Capitalized interest	(1.1)	—
Total adjusted earnings	$114.6	$113.3
Fixed charge coverage	3.11	3.26
Deficit of earnings to fixed charges	n/a	n/a